

March 30, 2015

Maodong Xu, CEO
Wowo Limited
Third Floor, Chuangxin Building
No. 18 Xinxi Road, Haidian District, Beijing
People's Republic of China

> **Re:** **Wowo Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed March 30, 2015**
> **File No. 333-201413**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. References to prior comments are to those in our letter dated March 18, 2015.

General

1.   We note your response to prior comment 2. Please clarify in your response letter if potential investors will open and fund trading accounts with Axiom Capital Management or directly with National Financial Services LLC.

Risk Factors

Risks Related to Our Corporate Structure and Dependence on our Contractual Arrangements with our Affiliates

If the PRC government finds that the agreements that establish the structure for operating our businesses in China…, page 34

2.   We continue to review your response to prior comment 4. We may have further comment.

Underwriting, page 192

3.   Please confirm that Axiom Capital Management is committed to take and pay for all of the ADSs being offered or, if not, advise us of the amount that it is committed to purchase. Please tell us how Axiom Capital Management plans to comply with its net capital obligations under Exchange Act Rule 15c3-1 in light of this purchase obligation.

<u>Exhibits</u>

4.   We note that you have removed Exhibit 99.2, which was to contain the opinion of the B & D Law Firm regarding certain PRC legal matters, from the exhibit index. Please file as an exhibit to your registration statement a copy of your PRC counsel's opinion, as well as counsel's written consent to being named in the prospectus and to your references to the opinion in the prospectus.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Julian Lin, Esq.
        Jones Day